FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  July 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

July 25, 2006

The Registrant announces the appointment of Mr. Matthew Kavanagh as Chief Financial Officer of the Company subject to regulatory approval.

2.

Exhibits

2.1

News Release dated July 25, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/Ken Z. Cai

Date:    July25, 2006

Ken Z. Cai

President, CEO &Director

Exhibit 2.1

TSX: MMM AMEX: MMK
For Immediate Release	July 25, 2006

NEWS RELEASE

APPOINTMENT OF NEW CFO

Minco Mining & Metals Corporation (TSX: MMM   AMEX: MMK) (the "Company") is pleased to announce the appointment of Mr. Matthew Kavanagh as Chief Financial Officer of the Company, subject to regulatory approval.  Mr. Kavanagh is a Chartered Accountant with 18 years experience with both public accounting firms and private companies.  Mr. Kavanagh was the Director of Finance and Corporate Compliance with Dragon Pharmaceutical Inc., a publicly listed company trading on the TSX and OTCB from 2001 to July 2006.  Previously he was Corporate Controller of Canadian Maple Leaf Financial Corporation, listed on the TSE and Maynards Industries Ltd., a privately held company.

Mr. Mark Orsmond has resigned as Chief Financial Officer of the Company.  Mr. Orsmond will act as Vice President Finance and Corporate Development of the Company.

Mr. Kavanagh will be responsible for accounting, financial management and corporate compliance of the Company, while Mr. Orsmond will be in charge of financing, corporate communications, and business development particularly focusing on investor relations.

Dr. Ken Cai, President and CEO of Minco says, “I am delighted with the appointments of Messrs. Kavanagh and Orsmond.  This is an exciting time for Minco, a company with a strong balance sheet (CDN$13 million cash and 14 million common shares in Minco Silver Corporation) and a portfolio of high quality mineral properties in China.  We are assembling a first class management team capable of managing the current exploration and development programs, and more importantly, capable of increasing our shareholder value.”

About Minco

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange and the American Stock Exchange (MMM:TSX  AMEX: MMK).  The Company has a portfolio of high quality mineral projects in China and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.  For more information on Minco and our properties, please visit the website at www.mincomining.ca or contact Byron Cox, at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President, CEO & Director

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Mining’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.